                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Traffix Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    892721101
                                    ---------
                                 (CUSIP Number)

                            Andrew J. Levander, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 973-0111
                     ---------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 January 1, 2001
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 8 Pages)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 892721101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
              Jack Silver

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
              OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    [X]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
      NUMBER OF                    1,620,450
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER
      OWNED BY                       162,800
        EACH           ---------------------------------------------------------
      REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON                      1,620,450
        WITH           ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                     162,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,783,250
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 892721101
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Sherleigh Associates Profit Sharing Plan 59-2526122
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
      NUMBER OF                        992,300
       SHARES
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY         8      SHARED VOTING POWER
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON          9      SOLE DISPOSITIVE POWER
        WITH                           992,300
                      ----------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  992,300

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Traffix, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Blue Hill Plaza, Pearl River, NY 10965.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Jack Silver. The business address of Mr. Silver is 660 Madison Avenue, New York, New York 10021. Mr. Silver is the principal investor and manager of Sherleigh Associates LLC (d/b/a SIAR Capital), an independent investment fund whose address is 660 Madison Avenue, New York, New York 10021. Mr. Silver has been a member of the board of directors of the Company since January 1, 2001 and is a United States citizen.

         During the past five years Mr. Silver has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         Except as provided below, during the past five years Mr. Silver has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         According to the Securities and Exchange Commission (the "SEC"), Mr. Silver did not timely and accurately file reports of ownership and changes in ownership with the SEC on Schedule 13D. On July 5, 2001, Mr. Silver, without admitting or denying the allegations, settled this matter with the SEC by entering into a consent order pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in which he agreed to cease and desist from committing or causing any violation and any future violation of Sections 10(b) and 13 (d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder and paid a civil penalty.

         This Schedule 13D also is being filed by the Sherleigh Associates Profit Sharing Plan (the "Profit Sharing Plan"), a trust formed under the laws of the State of New York. The address of the Profit Sharing Pan is: c/o Mr. Jack Silver, 660 Madison Avenue, New York, New York 10021. Mr. Silver is the trustee of the Profit Sharing Plan.

         During the past five years, the Profit Sharing Plan has not been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 5 of 8 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock reported on herein as beneficially owned by Jack Silver were acquired by the individuals and trusts (including the Profit Sharing Plan) set forth below. The 992,300 shares of Common Stock reported on herein as beneficially owned by the Profit Sharing Plan were acquired by the Profit Sharing Plan with cash held in the trust at an aggregate cost of $1,038,149.

o The shares of Common Stock held by the Sherleigh Associates Defined Benefit Pension Plan (the "Pension Plan"), a trust of which Mr. Silver is the trustee, were acquired by the Pension Plan with cash held in trust at an aggregate cost of $457,488.

o The shares of Common Stock held by the Shirley Silver Trust for Leigh N. Silver (the "Leigh Silver Trust"), a trust of which Mr. Silver is the trustee, were acquired by the Leigh Silver Trust with cash held in trust at an aggregate cost of $769,299.

o The shares of Common Stock held by the Shirley Silver Trust for Romy J. Silver (the "Romy Silver Trust"), a trust of which Mr. Silver is the trustee, were acquired by the Romy Silver Trust with cash held in trust at an aggregate cost of $769,299.

o The shares of Common Stock held by Mr. Silver's daughter, Leigh N. Silver ("Leigh"), were acquired at an aggregate cost of $154,671 with Mr. Silver's personal funds.

o The shares of Common Stock held by Mr. Silver's daughter, Romy J. Silver ("Romy"), were acquired at an aggregate cost of $154,671 with Mr. Silver's personal funds.

o The shares of Common Stock held by the Jack and Shirley Silver Foundation (the "Foundation"), a trust of which Mr. Silver is the co-trustee, were acquired by the Foundation with cash held in trust at an aggregate cost of $338,376.

ITEM 4.  PURPOSE OF TRANSACTION.

         All 1,783,250 shares of Common Stock reported on herein were acquired for investment purposes. Each of Jack Silver and the Profit Sharing Plan (referred to collectively as the "Reporting Persons") may from time to time acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; a change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; any

                                                               Page 6 of 8 Pages

material change in the Company's business or corporate structure or its present capitalization or dividend policy; changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any other action similar to those enumerated above. However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Jack Silver beneficially owns 1,783,250 shares of Common Stock, representing approximately 12.6% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended August 31, 2001, as of October 12, 2001 there were 14,142,210 shares of Common Stock outstanding). Such shares include: (i) 56,250 shares of Common Stock issuable upon exercise of options granted to Mr. Silver under the Company's stock option plan which are exercisable by Mr. Silver within the next sixty days; (ii) 148,000 shares of Common Stock held by the Pension Plan; (iii) 211,950 shares of Common Stock held by the Leigh Silver Trust; (iv) 211,950 shares of Common Stock held by the Romy Silver Trust; (v) 992,300 shares of Common Stock held by the Profit Sharing Plan; (vi) 58,500 shares of Common Stock held by Leigh (vii) 58,500 shares of Common Stock held by Romy; and (viii) 45,800 shares of Common Stock held by the Foundation.

        Jack Silver has the sole voting and dispositive power with respect to 1,620,450 shares of the 1,783,250 shares of Common Stock beneficially owned by him. Mr. Silver shares the power to vote and dispose of all of Leigh's shares of Common Stock with Leigh and all of Romy's shares of Common Stock with Romy. Mr. Silver, as co-trustee of the Foundation, shares the power to vote and dispose of all of the Foundation's shares of Common Stock with his wife, Shirley Silver (who also is co-trustee of the Foundation). Each of Leigh, Romy and Shirley Silver is a United States citizen. The business address of Leigh, Romy and Shirley Silver is: c/o Mr. Jack Silver, 660 Madison Avenue, New York, New York 10021. During the past five years, neither Leigh, Romy nor Shirley Silver has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As of the date hereof, the Profit Sharing Plan beneficially owns 992,300 shares of Common Stock, representing approximately 7.0% of the outstanding Common Stock (according to the Company's Form 10-Q for the quarter ended August 31, 2001, as of October 12, 2001 there were 14,142,210 shares of Common Stock outstanding).

         The ownership of all of the shares of Common Stock reported on herein, as well as all of


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                                                               Page 7 of 8 Pages


the transactions concerning the shares of Common Stock since the date on which Mr. Silver became a director of the Company, have been previously reported on
Schedule 13G and Forms 3 and 4 filed with the SEC. Set forth on the charts below are all of the transactions (concerning shares of Common Stock that Jack Silver is deemed to beneficially own) made since the date on which Mr. Silver became a director of the Company. All of the following transactions were made through the open market on the Nasdaq National Market.

ACQUISITIONS
-------------------------------------------------------------------------------------------------------------------
PURCHASER                     DATE         PRICE PER SHARE        NUMBER OF SHARES           AGGREGATE COST
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/18/01     4.0956                 36,400                     $149,079.84
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/22/01     4.1117                 10,000                     $ 41,117.00
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/23/01     4.145                  13,100                     $ 54,299.50
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/24/01     4.150                   1,600                     $  6,640.00
-------------------------------------------------------------------------------------------------------------------

DISPOSITIONS
-------------------------------------------------------------------------------------------------------------------
PURCHASER                     DATE         PRICE PER SHARE        NUMBER OF SHARES           AGGREGATE COST
-------------------------------------------------------------------------------------------------------------------

Profit Sharing Plan           10/25/01     4.0979                  9,500                     $ 38,930.05
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/26/01     4.1037                 38,700                     $158,813.19
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/29/01     4.1655                 12,900                     $  53,734.95
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/30/01     4.1375                 21,400                     $ 88,542.50
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           10/31/01     4.1284                  7,400                     $ 30,550.16
-------------------------------------------------------------------------------------------------------------------
Profit Sharing Plan           11/01/01     4.1683                  9,800                     $ 40,849.34
-------------------------------------------------------------------------------------------------------------------

         Except for the foregoing, the Reporting Persons have not made any purchases or sales of securities of the Company during the sixty days preceding the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A.  Agreement of Joint Filing.

                                                               Page 8 of 8 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JACK SILVER

Dated: February 14, 2002                    /s/  Jack Silver
                                            ----------------
                                            Jack Silver

                                            SHERLEIGH ASSOCIATES PROFIT SHARING
                                            PLAN

Dated: February 14, 2002                    By: /s/  Jack Silver
                                               -----------------
                                                     Jack Silver

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Traffix, Inc. and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2001.

                                         JACK SILVER

Dated: February 14, 2002                 /s/  Jack Silver
                                         ----------------
                                         Jack Silver

                                         SHERLEIGH ASSOCIATES PROFIT SHARING
                                         PLAN

Dated: February 14, 2002                 By: /s/  Jack Silver
                                             ----------------
                                                  Jack Silver